SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2005

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Financial Statements

As of December 31, 2005 and 2004 and For the Year Ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedules:	9

Schedule of Assets (Held at Year-End)	10

Schedule of Reportable Transactions	11

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Schedules Omitted:

The following schedules are omitted because of the absence of conditions under which they are required:

Obligations in Default

Leases in Default

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
Louisville, Kentucky
June 26, 2006

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Cash	$0	$8

Investments at fair value:
Community Trust Bancorp, Inc. common stock	33,990,835	36,366,395
Mutual funds	13,508,230	11,512,527
Cash equivalents	4,121,579	4,506,724
Total investments	51,620,644	52,385,646

Accrued interest and dividends receivable	313,055	367,404
Net assets available for benefits	$51,933,699	$52,753,058

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Contributions:
Participant contributions	$1,977,368
Employer contributions	1,984,487
Participant rollovers and transfers	138,451
Total contributions, rollovers, and transfers	4,100,306

Investment income:
Net depreciation in fair value of investments	(1,376,150)
Interest and dividends	1,450,226
Total investment income	74,076

Deductions:
Benefits paid to participants	(4,993,741)

Decrease in net assets	(819,359)

Net assets available for benefits
Beginning of year	52,753,058

End of year	$51,933,699

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2005 and 2004, and For the Year Ended December 31, 2005

1. Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings and Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”). All amounts contributed to the Plan are held by the trustee, CTIC. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 10, 2005, CTB, the bank subsidiary of CTBI, completed the acquisition of Heritage Community Bank of Danville, Kentucky. The net assets of the Heritage Community Bank 401(k) Profit Sharing Plan, totaling $88,650 from 11 eligible participants, were transferred into the Plan and have been included in “Total contributions, rollovers, and transfers” on the Statement of Changes in Net Assets Available for Benefits.

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions. For 2005 and 2004, the maximum amount of voluntary contributions was $14,000 and $13,000, respectively. During 2005 and 2004, CTBI made matching contributions equal to 50% of the first 8% of each participant’s deferred compensation contributions for the plan year, up to a total of 4% of such participant’s compensation.

In addition, each year CTBI may make a discretionary contribution to the Plan in an amount not less than 3% of the compensation, as defined, of each participant. The discretionary contributions are non-participant directed and are made directly to the Company Stock Fund (see Note 3). During 2005 and 2004, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised. The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant. The trustee votes shares for which a participant has given no instructions.

Investments

The Plan provides for the establishment of a variety of investment funds and a CTBI company stock fund. These investment funds are participant directed. Employer discretionary contributions are automatically invested in CTBI common stock; therefore, the CTBI company stock fund includes both participant and non-participant directed funds. Participants may transfer account balances between funds, subject to certain limitations. CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability. If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed three or more years of service. A participant who has completed less than three years of service is entitled to the full value of his account less the value of the employer contributions. Forfeited employer contributions are allocated to the accounts of participants.

Payment of Benefits

A participant's account balance is distributed to the participant or his beneficiary either in a single lump sum or in installments.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recognized on the trade date basis.

Cash Equivalents

The Plan considers investments in money market funds to be cash equivalents.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period. Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock. Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded to the Plan when payments are made.

3. Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2005 and 2004:

	2005	2004
	Fair Value	Fair Value
CTBI Common Stock, 1,105,393 (2005) and 1,123,807 (2004) shares	$33,990,835	$36,366,395

Goldman Sachs FS Gov’t MM FD #465, 3,898,192 (2005) shares	$3,898,192

Vanguard Total Bond Market #84, 229,527 (2005) units	$3,013,242

Vanguard Index Fund TR 500 Portfolio #40, 72,426 (2005) units	$8,323,296

SEI Daily Income Government II Fund #33, 4,331,989 (2004) shares		$4,331,989

SEI Index Funds Bond Index Portfolio A #56, 272,753 (2004) units		$2,937,559

SEI Index S&P 500 Index Fund #55, 212,165 (2004) units		$7,909,517

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,376,150, as follows:

2005
CTBI Common Stock	$(950,864)
Mutual funds	(425,286)
Net depreciation in fair value of investments	$(1,376,150)

4. Non-Participant Directed Investments

The Plan’s only non-participant directed transactions are contained within the CTBI company stock fund, which includes both participant and non-participant directed transactions. Information about the net assets and the significant components of the changes in net assets relating to the CTBI company stock fund is as follows:

	2005	2004
Net assets
Community Trust Bancorp, Inc. common stock	$33,990,835	$36,366,395

Changes in net assets:
Purchases	$1,391,559
Dividends	1,101,848
Net appreciation (depreciation) in fair value of investments	(950,864)
Benefits paid to participants	(3,918,103)
Net change	$(2,375,560)

5. Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification. The Plan has been amended since receiving the Internal Revenue Service ruling. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

6. Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

7. Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. All amounts contributed to the Plan are held by the trustee, CTIC. Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2005	2004
CTBI Common Stock	$33,990,835	$36,366,395

8. Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $35,525 and $44,320 at December 31, 2005 and 2004, respectively.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i--
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)

December 31, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares	Cost	Current Value

Mutual Funds
American Advantage S/C V- PN	Equity Mutual Fund, 5,416 units	**	$ 108,493

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 30,096 units	**	1,060,298

Harbor International Fund #11	Equity Mutual Fund, 11,636 units	**	573,917

Meridian Growth Fund Inc	Equity Mutual Fund, 1,200 units	**	43,899

Vanguard Explorer Fund- Inv	Equity Mutual Fund, 345 units	**	25,960

Vanguard Index Tr 500 Port #40	Equity Mutual Fund, 72,426 units	**	8,323,296

Vanguard Index Trust Growth #9	Equity Mutual Fund, 1,890 units	**	52,065

Vanguard Windsor II Fund -Inv	Equity Mutual Fund, 7,553 units	**	236,656
			10,424,584
Fixed Mutual Funds
Vanguard Short Term Bond Index #132	Fixed Bond Fund, 7,097 units	**	70,404

Vanguard Total Bond Market #84	Fixed Bond Fund, 299,527 units	**	3,013,242
			3,083,646
Cash Equivalents
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 3,898,192 shares	**	3,898,192

SEI Daily Income Gov’t II Fund #36	Money Market Fund, 223,387 shares	**	223,387
			4,121,579
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 1,105,393 shares	$ 15,722,262	33,990,835

Total assets held for investment purposes		$ 15,722,262	$ 51,620,644

* Indicates a party-in-interest to the plan.

** Cost information is not required for participant-directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j--
EIN 61-0979818, Plan #006
Schedule of Reportable Transactions

For the Year Ended December 31, 2005

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain (Loss)

Single transactions

Goldman Sachs FS Gov't MM FD #465	$ 4,367,918		1
SEI Index S&P 500 Index Fund #55		$ 7,913,337	1	$ 8,151,977	$ (238,640)
SEI Index FDS Bond Index Port A #56		2,911,317	1	2,971,729	(60,412)
SEI Daily Income Gov't II Fund #33		4,367,918	1	4,367,918
Vanguard Total Bond Market #84	2,911,317		1
Vanguard Index TR 500 Port #40	7,913,337		1

Series with same party

SEI Daily Income Gov't Fund #36	$ 11,695,912	$ 11,695,317	2	$ 11,695,317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 28, 2006	By:	/s/ Jean R. Hale

Chairman, President, and CEO

/s/ Kevin J. Stumbo

Executive Vice President/Treasurer

/s/ Kenneth R. Earley

Senior Vice President/Director of Human Resources